UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                                 DR. MEIR BAREL
                          C/O STAR VENTURES MANAGEMENT
                    POSSARTSTRASSE 9; D-81679 MUNICH, GERMANY
                          TELEPHONE NO.: 49 89 4194 300
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE (I) SERIES A CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES A SHARES") AND (II) SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), AND EACH OF SUCH SERIES A SHARES AND SERIES B SHARES IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dr. Meir Barel
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            63,310,602 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0 *
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        63,310,602 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     63,310,602 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     36.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 18,296,847 Shares and debentures convertible into 2,530,111 Shares.

** Based on 175,114,953 Shares outstanding (on an as converted basis) as of December 19, 2006.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Venture Capital Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            394,689
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        394,689
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     394,689
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%*
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

** Based on 175,114,953 Shares outstanding (on an as converted basis) as of December 19, 2006.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Ventures Managementgesellschaft mbH Nr. 3
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            41,356,848 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        41,356,848 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,356,848 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.6%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 11,663,288 Shares and debentures convertible into 2,530,111 Shares.

** Based on 175,114,953 Shares outstanding (on an as converted basis) as of December 19, 2006.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Star-Seed Managementgesellschaft mbH
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            21,559,065 *
OWNED BY EACH      -------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                  0
WITH               -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        21,559,065 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,559,065 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 6,633,559 Shares.

** Based on 175,114,953 Shares outstanding (on an as converted basis) as of December 19, 2006.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 7438 Fraser Park Drive, Burnaby, BC Canada V5J 5B9 14.

     As some of the securities beneficially owned by the Reporting Persons (as defined below) are Series A Convertible Non Redeemable Preferred Shares, par value $0.001 per share, of the Issuer ("Series A Shares") and Series B Convertible Non-redeemable Preferred Shares, par value $0.001 per share, of the Issuer ("Series B Shares"), and each of such Series A Shares and Series B Shares is currently convertible into 1,000 Shares, the information in this statement is provided on an as converted basis, unless otherwise indicated.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c), (f) The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

     (1) Dr. Meir Barel ("Barel") is a German citizen residing in Munich, Germany, with a principal business address at c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany. Barel's principal occupation is a professional investment manager. Barel is the sole director and primary shareholder of Star Israel, SVM 3 and Seed GmbH (all as defined below). By reason of Barel being the sole director and primary shareholder of Star Israel, SVM 3 and Seed GmbH, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly and indirectly by Star Israel, SVM 3 and Seed GmbH.

     (2) SVM Star Venture Capital Management Ltd. ("Star Israel") is an Israeli limited liability company, with a principal business address at 11 Galgalei Haplada Street, PO Box 12600, Herzeliya Pituach 46733, Israel. Star Israel manages the investments of Star Management of Investments No. II (2000) LP ("Star IL II"), which invests primarily in securities of Israeli and Israeli-related companies, including the Shares. By reason of Star Israel being the general partner of Star IL II, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly by Star IL II.

     (3) SVM Star Ventures Managementgesellschaft mbH Nr. 3 ("SVM 3") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. SVM 3 manages the investments of SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungskommanditgesellschaft Nr. 2 ("SVE VI"), SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) ("SVE VII"), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG ("SVE VIIa"), SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3 ("SVE VIII"), and SVE Star Ventures Enterprises GmbH & Co. No. IX KG ("SVE IX"), which invest primarily in securities of Israeli and Israel-related companies, including the Shares. By reason of SVM 3 being the general partner of SVE VI, SVE VII, SVE VIIa, SVE VIII and SVE IX, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly by said companies.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     (4) Star-Seed Managementgesellschaft mbH ("Seed GmbH") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. Seed GmbH manages the investments of Star Seed Enterprise, a German Civil Law Partnership (with limitation of liability) ("Star Seed"), which invests primarily in securities of Israeli and Israel-related companies, including the Shares. By reason of Seed GmbH being the general partner of Star Seed, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly by Star Seed.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares beneficially owned by the Reporting Persons were received from the Issuer as a result of the transactions described in Item 4 below, which is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     CELERICA. Star Israel and SVM 3 owned (directly and/or indirectly) a portion of the outstanding shares of Celerica, Inc., a private company incorporated in Delaware and based in Israel ("Celerica"), a developer of coverage enhancement solutions for wireless communications networks.

     On July 3, 2006, the Issuer completed a merger by and among the Issuer, Unity Wireless Acquisition Corp., a Delaware corporation that is wholly owned by the Issuer, and Celerica pursuant to the terms of a merger agreement entered into by and among the parties effective May 23, 2006 (the "Celerica Agreement").

     The purchase price consisted of 20,000 Series A Shares, which were converted into 20,000,000 Shares (following the effectiveness of a certificate of amendment to the Certificate of Incorporation of the Issuer that occurred on November 24, 2006).

     Under the Certificate of Designation of the Series A Shares, the Series A Shares have a preference on liquidation of $0.16 per share on an as converted basis, and is otherwise substantially equivalent to the Shares.

     The Celerica Agreement contemplates that the Issuer will guaranty the repayment of a $250,000 Shareholder Loan (as defined therein) to Celerica at the closing, which occurred on July 3, 2006.

     As part of the transaction, each of the Celerica shareholders, has executed a letter (the "Celerica Letter") whereby, among other things, they agreed to (1) indemnify the Issuer against misrepresentations and breaches of warranty, but the Issuer can look only to 25% of the merger consideration received by such shareholder to recover on these obligations and (2) the lock-up of the Series A Shares, as provided in Section 6 of the Celerica Agreement, which generally provides that the holders of the Series A Shares may not dispose of the Series A Shares (including Shares resulting from conversion of the Series A Shares) at all until the ninth month following the closing, when 25% of the shares are released from the lock-up and then from the twelfth month following the closing and, thereafter, up to 15% in equal portions until all the balance is released from the lock-up within 24 months following the closing.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     Under Section 5 of the Celerica Agreement, the Issuer also granted the Celerica shareholders registration rights, whereby the Issuer will register the Shares received upon conversion of the Series A Shares promptly after November 15, 2006 and shall maintain such registration statement effective for two years, provided that such registered Shares are subject to the lock-up provisions described in the Celerica Letter.

     THE FOREGOING DESCRIPTION OF THE CELERICA AGREEMENT, THE CERTIFICATE OF DESIGNATION OF THE SERIES A SHARES AND THE CELERICA LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE ITEM 7), WHICH ARE INCORPORATED HEREIN BY REFERENCE.

     CELLETRA. SVM 3 and Seed GmbH owned (directly and/or indirectly) a portion of the outstanding shares of Celletra Ltd., a private company incorporated in Israel ("Celletra"), a provider of coverage and capacity enhancement solutions for wireless communications networks.

     Effective July 17, 2006, the Issuer entered into a Purchase Agreement, dated July 17, 2006 (the "Celletra Agreement") with Celletra and shareholders of Celletra, for the purchase of Celletra by the Issuer such that, as a result of the purchase, Celletra will become a wholly owned subsidiary of the Issuer. Under the Celletra Agreement, at the closing, which occurred on August 17, 2006, the Issuer issued to the shareholders of Celletra (i) 90,000 Series B Shares, which are currently convertible into 90,000,000 Shares (following the effectiveness of a certificate of amendment to the Certificate of Incorporation of the Issuer that occurred on November 24, 2006); and (ii) warrants, exercisable until August 17, 2009, to purchase an aggregate of 40,000,000 Shares (the "Celletra Warrants") at exercise prices ranging from $0.20 to $0.30 per Share (one quarter at an exercise price of $0.20; one quarter at an exercise price of $0.22; one quarter at an exercise price of $0.27; and one quarter at an exercise price of $0.30), subject to adjustments.

     Under the Certificate of Designation of the Series B Shares, the Series B Shares have a preference on liquidation of $0.16 per Share on an as converted basis, and are otherwise substantially equivalent to the Shares.

     As part of the transaction, each of the shareholders has executed a letter (the "Celletra Letter") whereby, among other things, they agreed to (1) indemnify the Issuer against misrepresentations and breaches of warranty, but the Issuer can look only to 10% of the merger consideration to recover on these obligations and (2) the lock-up of the Series B Shares (excluding Shares underlying the Celletra Warrants) as provided in Section 8 of the Celletra Agreement, which generally provides that the holders of the Series B Shares may not dispose of the shares (including Shares resulting from conversion of the Series B Shares), except that up to one twelfth (1/12) of such shares shall be released from the lock-up on the last day of each 12 calendar months beginning with the first calendar month following the first anniversary of the closing of the Celletra Agreement.

     Under Section 8 of the Celletra Agreement, the Issuer also granted the selling shareholders registration rights, whereby, at any time as of the end of 16th month from the closing and until the end of four years from the closing, the selling shareholders holding at least a majority of the Shares shall have the right to require the Issuer to file a registration statement with the SEC for the registration for sale of the Shares, except that such registration statement is not required to be filed before April 30, 2008.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     Under the terms of the Celletra Agreement, (a) as of the closing, the holders of the Series B Shares, as a separate class, are entitled to appoint three persons to the Board of Directors of the Issuer, to be designated by entities affiliated with the Reporting Persons, Valley Venture Capital LP (as defined in the Celletra Agreement) and/or any of its affiliates, and the Infinity Entities (as defined in the Celletra Agreement) (the "Designating Sellers"), (b) at the next annual general meeting of the stockholders of the Issuer following the closing, the holders of the Series B Shares, as a separate class, are entitled to elect three persons to the Board of Directors of the Issuer, to be nominated by the Designating Sellers, and (c) as of the next annual general meeting of the stockholders of the Issuer after the next annual general meeting of the stockholders of the Issuer following the closing, the holders of the Series B Shares, as a separate class, are entitled to elect two persons to the Board of Directors of the Issuer, to be nominated by the Designating Sellers. The Designating Sellers designated Ran Shahor, Amir Gal-Or and David Goldschmidt as the persons to be appointed as directors on the closing. Ran Shahor is a consultant for Star Israel.

     THE FOREGOING DESCRIPTION OF THE CELLETRA AGREEMENT, THE CELLETRA WARRANTS, THE CERTIFICATE OF DESIGNATION OF THE SERIES B SHARES AND THE CELLETRA LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE
ITEM 7), WHICH ARE INCORPORATED HEREIN BY REFERENCE.

     DECEMBER 2006 FINANCING. As contemplated in an Additional Issuance Agreement (the "Additional Issuance Agreement") entered into between the Issuer and SVM 3, on December 13, 2006, SVM 3 purchased from the Issuer $227,710 principal amount of 8% Convertible Secured Debentures (the "Debentures") and warrants to purchase approximately 1,265,056 Shares (the "December Warrants") as part of a $1.35 million round of financing of the Issuer.

     The Debentures are convertible into approximately 2,530,111 Shares at a conversion price equal to $0.09 per Share (subject to adjustments) and are subject to redemption and mandatory conversion upon certain terms and conditions specified in the Debentures. At the Issuer's election, the interest on the Debentures may be paid in cash or in Shares, subject to certain limitations. Consequently, the Debentures are convertible into Shares by dividing the principal amount and interest accrued thereon by the conversion price and the figure above (2,530,111 Shares) may generally increase until the full repayment of the Debentures.

     The December Warrants are exercisable until December 13, 2011, at an exercise price of $0.10 per Share (subject to adjustments) and contain a call provision that allow the Issuer to call the warrants upon certain terms and conditions specified therein.

     As part of the transaction, SVM 3, as well as other holders of the Debentures, entered into an Inter-Creditor Agreement (the "Inter-Creditor Agreement") with the Issuer and other creditors of the Issuer concerning, among others, the relationship between the different creditors. In addition, the Issuer provided a letter (the "2006 Letter") to SVM 3 that generally provides that the Celletra Warrants beneficially owned by the Reporting Persons will be amended as follows: (1) the exercise price of the Celletra Warrants was reduced to $0.10 per share, (2) the exercise period was extended until December 13, 2011, and (3) a provision was added to address adjustments to the exercise price upon a reverse stock split of the Shares.

THE FOREGOING DESCRIPTION OF THE ADDITIONAL ISSUANCE AGREEMENT, THE DEBENTURES, THE DECEMBER WARRANTS, THE INTER-CREDITOR AGREEMENT AND THE 2006 LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE
ITEM 7), WHICH ARE INCORPORATED HEREIN.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     PURPOSES OF THE REPORTING PERSONS. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment, as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws (including the lock-up under the Celletra Agreement and the Celerica Agreement). Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

     Except as may be provided otherwise herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 175,114,953 Shares outstanding (on an as converted basis), consisting of 115,966,464 Shares outstanding as of December 19, 2006, as reported by the Issuer to the Reporting Persons, and the 63,310,602 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate).

As of December 21, 2006:

     (1) Barel may be deemed the beneficial owner, and to share the power to vote and dispose of, 63,310,602 Shares (including warrants exercisable into 18,296,847 Shares) beneficially owned by Star Israel, SVM 3 and Seed GmbH, representing approximately 36.2% of the Shares outstanding (on an as converted basis).

     (2) Star Israel is the beneficial owner of the 394,689 Shares owned by Star IL II, representing approximately 0.2% of the Shares outstanding (on an as converted basis). The 394,689 Shares consist (on an as converted basis) of Series A Shares.

     (3) SVM 3 is the beneficial owner of, and shares the power to vote and dispose of, 41,356,848 Shares. SVM 3 holds Shares beneficially owned by SVE VI, SVE VII, SVE VIIa, SVE VIII, SVE IX and as trustee on behalf of certain individuals associated with SVM 3, representing approximately 23.6% of the Shares outstanding (on an as converted basis). The 41,356,848 Shares consist (on an as converted basis) of 3,767,424 Series A Shares, 23,396,025 Series B Shares (of which 1,208,118 Shares are directly owned by SVM 3), 2,530,111 Shares underlying the Debentures and warrants exercisable into 11,663,288 Shares. Of the 2,530,111 Shares underlying the Debentures and 1,265,056 Shares underlying December Warrants (i) 79,764 Shares underlying the Debentures and 39,882 Shares underlying the December Warrants, are held as trustee on behalf of certain individuals associated with SVM 3; (ii) 986,045 Shares underlying the Debentures and 493,023 Shares underlying the December Warrants are held on behalf of Star Seed; and (iii) 1,464,302 Shares underlying Debentures and 732,151 Shares underlying December Warrants are held on behalf of SVE VII.

     (4) Seed GmbH is the beneficial owner, and shares the power to vote and dispose of, 21,559,065 Shares owned by Star Seed representing approximately 12.3% of the Shares outstanding (on an as converted basis). The 21,559,065 Shares consist (on an as converted basis) of 14,925,506 Series B Shares and warrants exercisable into 6,633,559 Shares.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

     (c) Except as set forth herein, within the last 60 days, the Reporting Persons have not effected any transactions in the Shares.

     (d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except as described under Item 4 above, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1       Joint Filing Agreement
     Exhibit 2       Celerica Agreement (1)
     Exhibit 3       Certificate of Designation of the Series A Shares (2)
     Exhibit 4       Form of Celerica Letter (3)
     Exhibit 5       Celletra Agreement (4)
     Exhibit 6       Certificate of Designation of the Series B Shares (5)
     Exhibit 7       Form of Celletra Warrant (6)
     Exhibit 8       Form of Celletra Letter (7)
     Exhibit 9       Form of Additional Issuance Agreement (8)
     Exhibit 10      Intercreditor Agreement (9)
     Exhibit 11      Form of Debenture (10)
     Exhibit 12      Form of December Warrant (11)
     Exhibit 13      Form of 2006 Letter

     (1) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on May 30, 2006, and incorporated herein by reference.

     (2) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on May 30, 2006, and incorporated herein by reference.

     (3) Filed as Exhibit 2.2 to the Issuer's report on Form 8-K filed with the SEC on May 30, 2006, and incorporated herein by reference.

     (4) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (5) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (6) Filed as Exhibit 2.1 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (7) Filed as Exhibit 2.2 to the Issuer's report on Form 8-K filed with the SEC on July 21, 2006, and incorporated herein by reference.

     (8) Filed as Exhibit 4.1 to the Issuer's report on Form 8-K filed with the SEC on December 20, 2006, and incorporated herein by reference.

     (9) Filed as Exhibit 4.9 to the Issuer's report on Form 8-K filed with the SEC on December 20, 2006, and incorporated herein by reference.

     (10) Filed as Exhibit 4.2 to the Issuer's report on Form 8-K filed with the SEC on December 20, 2006, and incorporated herein by reference.

     (11) Filed as Exhibit 4.10 to the Issuer's report on Form 8-K filed with the SEC on December 20, 2006, and incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006


/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM Star Venture Capital Management Ltd.

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director


Star-Seed Managementgesellschaft mbH

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     This Agreement is filed as an exhibit to this Schedule 13D being filed by Dr. Meir Barel, SVM Star Venture Capital Management Ltd., SVM Star Ventures Managementgesellschaft mbH Nr. 3, and Star-Seed Managementgesellschaft mbH in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named persons, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

     This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 21th day of December 2006.

/s/ Dr. Meir Barel
------------------
Dr. Meir Barel


SVM Star Venture Capital Management Ltd.

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director


Star-Seed Managementgesellschaft mbH

By: /s/ Dr. Meir Barel
------------------------
Dr. Meir Barel, Director

                                                                      EXHIBIT 13

SVM Star Ventures Managementgesellschaft mbH Nr. 3

Dear sirs:

Re:  Participation in placement of Convertible Debentures

We understand that you propose to participate in the purchase of convertible debentures of Unity Wireless Corporation (the "Corporation") on the terms set out in the form of Additional Issuance Agreement attached hereto. Pursuant to that placement you will be required to execute the Additional Issuance Agreement (customized with your name and placement amount), an Intercreditor Agreement dealing with the pari passu ranking of security interests among debtholders, and will be required to consent to the prior granting of a security interest over the accounts receivable of the Corporation and its subsidiaries in favour of a lender that will provide accounts receivables financing to the Corporation in the near future.

In consideration of your purchase of the convertible debentures and agreement to provide the consent to the AR financing, the Corporation agrees that, for the purchasers of the convertible debentures and their affiliates(1), the Class A, B, C and D warrants issued by the Corporation pursuant to the acquisition by the Corporation of Celletra Ltd. in accordance with a Purchase Agreement dated July 17, 2006, (the "warrants") will be amended as follows:

     1. The exercise price of the warrants will be reduced to $0.10 per share of common stock, subject to any adjustment specified in the warrants.

     2. The term of the warrants will be extended to be 5 years from the closing date of the above referenced placement of the convertible debentures (the "New Term") and it shall be clarified that the warrants shall not be void after August 17, 2009 but that their validity shall extend to the New Term.


----------

(1) Affiliates means the following entities: IDB Development Corporation Ltd., Clalit Finance and Investments Ltd., Clal Insurance Enterprise Holdings Ltd., Clal Insurance Company Ltd., Infinity I Annex Fund, L. P., Israel Infinity Venture Capital Fund (Israel) L.P., Israel Infinity Venture Capital Fund (Delaware) L.P., Israel Infinity Venture Capital Fund (Cayman I), L.P., Israel Infinity Venture Capital Fund (Cayman II)L.P., Clal Industries and Investments Ltd. Clal Electronics Industries Ltd., Gemini Israel II L.P., Gemini Israel II Parallel Fund Limited Partnership, Gemini Partner Investors L.P., Advent PGGM Gemini L.P. SVE STAR Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), Star Seed Enterprises, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG, SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 ,SVM Star Ventures Management GmbH Nr.3, Lior Bregman, FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP, FBR Infinity II Ventures (Erisa) LP, Valley Venture Capital Limited Partnership.

     3.   The warrants will incorporate the following additional provision:

          "ADJUSTMENT UPON A REVERSE STOCK SPLIT. In the event the Company effects a reverse stock split of the Common Stock at any time while this Warrant is outstanding, in addition to any other adjustment provided herein, the Exercise Price shall be reduced effective as of the 23rd Trading Day following such stock split (the "RESET DATE") to a price equal to the lesser of (i) the average of the daily volume weighted average prices of the Company's common shares ("VWAPs") for the 22 Trading Days immediately following such reverse stock split or
          (ii) the average of the VWAPs for the 5 Trading Days immediately prior to the Reset Date, subject to further adjustment as provided herein. If such an adjustment does not result in a reduction of the Exercise Price then in effect, no adjustment will be made."

The warrants held by persons that do not participate, directly or by means of their affiliates in the placement of convertible debentures will not be amended.

We confirm that the Corporation has the requisite corporate power and authority to enter into and to carry out its undertakings and obligations herein and that the amending of the warrant terms as specified herein does not and will not: (i) conflict with or violate any provision of the Corporation's organizational or charter documents, or (ii) conflict with, or constitute a default under any material instrument or other material understanding to which the Corporation is a party.

Yours truly,

Unity Wireless Corporation

Per:
By: /s/ Ilan Kenig
------------------
Date:______________